UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 March 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 'CRH plc Annual Report & Scrip Dividend'

                                       CRH plc (the "Company")

31st March 2011

Re: 2010 Annual Report, Notice of Annual General Meeting, Letter to Shareholders in relation to Scrip Dividend Offer and Scrip Entitlement/Proxy Form

The above documents have been posted to shareholders today. Copies of the documents have been submitted to the Irish Stock Exchange and, in accordance with Rule 9.6.1 of the Listing Rules of the London Stock Exchange, to the U.K. National Storage Mechanism later today. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

http://www.hemscott.com/nsm.do

(Documents will usually be available for inspection within six normal business hours of this notice being given).

The Annual Report is also available on the Company's website, www.crh.com.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  31 March, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director